

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

September 7, 2016

Mr. Emilio Santandreu
Managing Member, President, and Chief Executive Officer
Our MicroLending, LLC
3191 Coral Way, Suite 109
Miami, FL 33145

> **Re:** **Our MicroLending, LLC**
> **Offering Statement on Form 1-A**
> **Filed August 12, 2016**
> **File No. 024-10595**

Dear Mr. Santandreu:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information Regulation A under the Securities Act requires. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Form 1-A: Part I – Item I. Issuer Information

1. It appears that you have sold a number of investment certificates or debt securities under your prior 1-A offering. Please revise this section to disclose the number of securities outstanding. We note that your 1-Z indicates that you have sold $429,000 in securities.

Offering Circular

Risk Factors, page 3

2.   Revise this section to add a risk factor to discuss your ability to make principal payments on your existing investment certificates and other term debt over the next 12 month period. Please discuss the total amount of investment certificates that will mature over that period and your cash resources available to make payments if those certificate holders choose not to roll-over those accounts.

Business

Management Experience, page 11

3.   To the extent that you continue to believe that the performance of the Venezuelan micro lending operation is necessary for investors to understand the experience of your officers and equity founders, please update the discussion of the performance of these operations beyond 2006 to the extent known. Alternatively, please balance this presentation by discussing the differences between the performance of this business and the performance of Our MicroLending since its inception, and particularly over the most recent period.

Profitability, pages 17-18

4.   You disclose that you were notified that the CDFI Fund had granted you an award of $650,000 award on September 10, 2015 and that you received the $650,000 award on March 23, 2016. We also note your disclosure appearing in "Note 15 – Other Income" about your recording this payment and disbursement in your unaudited financial statements dated as of March 31, 2016. Please revise your disclosure to more expansively describe these awards, their regularity, and clarify their importance to your operations. Please refer to Item 7(a)(2) of Form 1-A for guidance. If these awards were made pursuant to an agreement between your company and the relevant authority, please file the agreement. Please refer to Item 17(6) of Form 1-A for guidance. In addition, confirm whether you have entered into an agreement pursuant to the $200,000 CDBG Block Award of Miami-Dade County. Finally, for all award grants received, please explain whether the award has any contingencies attached to it and the terms by which you agreed to use the award to fund loans. Also, please discuss whether there are any restrictions on the use of any of the cash flows received on the loans made under these block grants.

5.   Revise this section to discuss the financial impact of your management activities under the State of Florida Microfinance Act. How is Our Microfinance compensated for these activities? Are any cash flows from these activities restricted in such a way that they could not be used to pay interest on the investment certificates?

Description of the Certificates, page 19

6.   Revise this section to clarify whether it would be considered an event of default for all certificates if you fail to make payments on any single certificate within 5 days of the payment due date.

Management Relationships, Transactions and Remuneration, page 24

7.   You disclose that Mr. Santandreu, a corporate entity he controls, and various members of his family have made a series of loans to you totaling $997,100 and $429,242. Further, you disclose that of the former sum, $0 remains outstanding, and that of the latter sum, $51,295 remains outstanding and that the loan would renew automatically at maturity. Please tell us whether any of the loans that remain outstanding were made pursuant to specific loan agreements, and, if so, summarize their terms, identify the parties, and file them as exhibits to this offering. Please refer to Item 13(a) and Item 17(6) of Form 1-A for guidance.

Item 9 – Management's Discussion and Analysis of Financial Condition and Results of Operations

8.   Please revise your offering circular to include the disclosure required by Item 9 of Form 1-A. In doing so, please make sure to add disclosure addressing the net negative cash flow that you have incurred for fiscal year 2015 and the first quarter of 2016. The revised section should also address your current and anticipated liquidity and capital resources under Item 9(b) of Form 1-A. Please refer to General Instruction III of Form 1-A and Item 9 of Part II of Form 1-A for guidance.

Form 1-A: Part F/S

Financial Statements

Consolidated Statement of Cash Flows, page 6

9.   Please revise the consolidated statement of cash flows to present cash and cash equivalents consistent with the amount presented in the Consolidated Balance Sheet at December 31, 2015. Please also tell us why you consider certificates of deposit with original maturities greater than 90 days to be cash equivalents.

10.   Please tell us why you have classified deferred income and accrued interest expense as cash flows from financing activities as opposed to cash flows from operating activities.

Note 2 – Summary Of Significant Accounting Policies

Loans Receivable, page 8

11.   You disclose that the company charges late fees between 5% and 10% for any loan that is not paid within 5 days after the due date while you state on page 13 of your Offering Circular under the title "Our Loan Products – Interest Payments and Rates" that late fees are equal to 10% of the borrower's monthly payment. Please revise or advise.

Allowances for Loan Losses and Accrued Interest Receivable, page 8

12.   You disclose that the general component covers non-classified loans and is based on historical loss experience adjusted for current factors. However, on page 15 under the title "Defaults; Collection Activities" you state that each month you take a reserve equal to 5% of the principal amount of loans that you make during such month. In addition, you state that you make this general reserve based on practice in the microfinance industry and recent loss experience. Please revise the disclosures or advise as applicable.

Fair Value of Financial Instruments, page 10

13.   You disclose that fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Please expand the financial statements to provide this note.

Note 4 – Loan Receivables, page 11

14.   Please expand the note to provide the disclosures required by ASC 310-10-50-7 for nonaccrual and past due loans.

15.   Please expand the note to provide the disclosures required by ASC 310-10-50-14A (b) and 15 for impaired loans, as applicable.

16.   Please expand the note to provide the disclosures required by ASC 310-10-50-29 and 30 regarding credit quality information.

Note 5 – Allowance of Loan Losses, page 12

17.   Please expand the note to provide the disclosures required by ASC 310-10-50-11B (g) and (h) for the allowance for loan losses related to loans. Please refer to the table appearing in ASC 310-10-55-7 for guidance.

Note 7 – Other Assets, page 13

18.   You capitalized promotion and publicity expenses and bonuses. Please tell us the nature
        of these expenses and cite the applicable accounting literature that allows you to
        capitalize and amortize these expenses over a two year period.

Recently Issued Accounting Standards

19.   Please expand the notes to the financial statements to address recent accounting
        standards. In addition, disclose your accounting policy for applying new or recently
        issued accounting standards. Please refer to Part F/S (a) General Rules (3) of Form 1-A
        for guidance.

Form 1-A: Part III – Exhibits

Item 16 – Index to Exhibits

20.   We note that you have not provided an exhibits index. Please provide an exhibits index
        as required by Item 16 of Form 1-A. In addition, please make sure to specifically
        incorporate those items required by Item 17 of Form 1-A that you have previously filed
        including, for example, the articles of organization and operating agreement of Our
        MicroLending, LLC, which were filed under Item 17(2) of Form 1-A (File No. 024-
        10286) with the Commission on November 19, 2010, and the Community Development
        Financial Institutions Fund Assistance Agreement, filed under Item 17(6), as disclosed on
        the same registration statement. Finally, please specifically file as exhibits the following
        documents:
        •   Item 17(6) – Material Contracts
          o   the Community Development Financial Institutions Fund Assistance
          Agreement for 2015;
          o   all CDBG Block Awards of Miami-Dade County; and
        •   Item 17(12) – Legal Opinion.

        Please refer to General Instruction III, Item 16, and Item 17 of Form 1-A for guidance.

Item 17(11)

21.   Please file a signed and dated consent from your independent registered public
        accounting firm.

Signatures

22.   Please revise to include the signature information required by Form 1-A. If necessary, please file any power of attorney pursuant to which someone is signatory to this offering. Please refer to Item 17(10) of Form 1-A for guidance.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

In the event you ask us to qualify your offering statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christina Harley, Staff Accountant, at (202) 551-3695 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Dilk, Staff Attorney, at (202) 551-3427 or me at (202) 551-3419 with any other questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel
Office of Financial Services

cc: Brian Recor, Esq.